Filed pursuant to Rule 433

File No. 333-210437

August 8, 2016

IAMGOLD Corporation TREASURY OFFERING OF COMMON SHARES	August 8, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ISSUER:	IAMGOLD Corporation (“IAMGOLD” or the “Company”)

AMOUNT:	US$200,077,500

ISSUE:	Treasury offering of 38,850,000 common shares of the Company (the “Common Shares”).

ISSUE PRICE:	US$5.15 per Common Share

OVER-ALLOTMENT OPTION:	The Company has granted the Underwriters an option, exercisable at the Issue Price at any time up to 30 days following the closing of the offering, to purchase up to an additional 15% of the offering to cover over-allotments, if any.

USE OF PROCEEDS:	The Company plans to use the net proceeds of the offering to strengthen its balance sheet, by reducing indebtedness, and to fund future growth. The Company will use up to approximately US$150 million of the net proceeds to fund its concurrently announced tender offer for its outstanding 6.75% senior notes. The Company intends to use the remainder of the net proceeds to fund internal growth projects, including the expansion of the Sadiola mine, subject to the timely approval of its joint venture partner to proceed, for future debt reduction and for general corporate purposes.

LISTING:	Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). Listing will be subject to fulfilling all the listing requirements of the TSX and NYSE, respectively. The existing common shares of the Company are listed on the TSX under the symbol “IMG” and the NYSE under the symbol “IAG”.

FORM OF OFFERING:	Bought public offering by way of a shelf prospectus and prospectus supplement in all provinces and territories of Canada other than Quebec and pursuant to the multijurisdictional disclosure system in the United States.

ELIGIBILITY:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

BOOKRUNNERS:	TD Securities Inc., National Bank Financial Inc. and Morgan Stanley Canada Ltd.

UNDERWRITING FEE:	4.00%

CLOSING:	August 16, 2016

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you may request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or from TD Securities (USA) LLC in the United States. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019 or from National Bank Financial Inc. by phone at (416) 869-6534 or email at ECM-Origination@nbc.ca or from Morgan Stanley Canada Ltd., Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014. A copy of the prospectus included in the registration statement filed with the SEC may be found in such registration statement at the link below:

https://www.sec.gov/Archives/edgar/data/1203464/000119312516530887/d170590df10a.htm

Nothing in this communication shall be construed as an offer to purchase or a solicitation of an offer to sell any 6.75% senior notes. The offering is not conditioned upon the consummation of the tender offer.